UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Harrington West Financial Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

41383L 10 4
(CUSIP Number)

Frederick H. Sherley, Esq.
Dechert LLP
Bank of America Corporate Center
100 North Tryon Street
Suite 4000
Charlotte, NC 28202
(704) 339-3151
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 sequentially numbered pages

SCHEDULE 13D

CUSIP No. 41383L 10 4		Page 2 of 12 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Douglas T. Breeden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 579,275
	8	SHARED VOTING POWER 658,009
	9	SOLE DISPOSITIVE POWER 579,275
	10	SHARED DISPOSITIVE POWER 658,009
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 41383L 10 4		Page 3 of 12 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Wyandotte Community Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .1%
14		TYPE OF REPORTING PERSON (See Instructions) CO, HC

SCHEDULE 13D

CUSIP No. 41383L 10 4		Page 4 of 12 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Breeden Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 383,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 383,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 41383L 10 4		Page 5 of 12 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Community First Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 268,807
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 268,807
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO, HC

This Amendment No. 1 to the Statement on Schedule 13D is filed by Douglas T. Breeden ("Dr. Breeden"), Wyandotte Community Corporation ("Wyandotte"), Breeden Family Trust ("Trust") and Community First Financial Group, Inc. ("CFFG" and, collectively with Dr. Breeden, Wyandotte and Trust, the "Reporting Persons").

Item 1.	Security and Issuer

Securities:	Common Stock, par value $0.01 per share
Issuer:	Harrington West Financial Group, Inc.
610 Alamo Pintado Road
Solvang, CA 93463

Item 2.	Identity and Background.

	(a)	Name:

		(i)	Douglas T. Breeden, Ph.D.

		(ii)	Wyandotte Community Corporation

		(iii)	Breeden Family Trust

		(iv)	Community First Financial Group, Inc.

	(b)	Residence or Business Address:

		(i)	Douglas T. Breeden
721 E. Franklin Street
Chapel Hill, NC 27514

		(ii)	Wyandotte Community Corporation
664 Plaza Drive
Leavenworth, IN 47137

		(iii)	Breeden Family Trust
c/o Anne L. Stallman
V.P., J.P. Morgan Trust Company of Delaware
500 Stanton Christiana Road
Newark, DE 19713

		(iv)	Community First Financial Group, Inc.
5925 Farrington Road
Chapel Hill, NC 27517

	(c)	Principal Occupation or Employment:

Dr. Breeden's principal occupation is teaching.  He is the William W. Priest Professor of Finance at The Fuqua School of Business; the address of The Fuqua School of Business is: Duke University, The Fuqua School of Business, 1 Towerview Drive, Durham, NC 27708-0120.  Wyandotte is an Indiana corporation of which Dr. Breeden is the President and Chairman and of which Mr. Breeden owns 100%; Wyandotte owns restaurants, an inn, a golf course and real estate development holdings.  Accordingly, Dr. Breeden shares the power to vote, direct the vote of, dispose and direct the disposition of shares of common stock, par value $0.01 per share (the "Common Stock"), of Harrington West Financial Group, Inc. ("Harrington West") that are owned by Wyandotte, and therefore Dr. Breeden may be deemed to be an indirect beneficial owner of shares of Common Stock owned by Wyandotte.  Trust is a trust organized under the laws of the State of Delaware established for the benefit of Dr. Breeden's children; Dr. Breeden is the investment advisor of the trust and, accordingly, shares the power to vote, direct the vote of, dispose and direct the disposition of shares of Common Stock of Harrington West, with the corporate trustee for the trust.  Therefore, Dr. Breeden may be deemed to be an indirect beneficial owner of shares of Common Stock owned by Trust.  CFFG is a multi-bank holding company headquartered in Indiana.  Dr. Breeden owns the majority of the shares of CFFG and, accordingly, Dr. Breeden shares the power to vote, direct the vote of, dispose and direct the disposition of shares of Common Stock of Harrington West that are owned by CFFG, and therefore Dr. Breeden may be deemed to be an indirect beneficial owner of shares of Common Stock owned by CFFG.  Dr. Breeden disclaims beneficial ownership of any shares owned by Reporting Persons other than himself except to the extent of his pecuniary interest therein.

(d)
During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(e)	Citizenship:

Dr. Breeden is a citizen of the United States of America. Wyandotte and CFFG are Indiana corporations. Trust is a trust organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Considerations

The shares of Common Stock beneficially owned by the Reporting Persons have been acquired for investment purposes from Dr. Breeden's personal funds, from Wyandotte's working capital or from the Trust's trust property.  The 268,807 shares of Common Stock beneficially owned by CFFG were acquired for investment purposes from funds borrowed from National City Bank.  The loan from National City Bank, dated April 23, 2008 (the "Loan"), matured on April 22, 2009.  The Loan was secured by a pledge of the 268,807 shares of Harrington West Common Stock that CFFG purchased; the pledge also secured the prompt payment when due of any and all existing and future indebtedness of CFFG to National City Bank.  The loan from National City Bank was repaid in full on September 30, 2009.

Item 4.	Purpose of Transaction

Dr. Breeden previously filed a Schedule 13G, dated July 19, 2006, which was subsequently amended as of December 31, 2006, as of August 13, 2007 (to include shares owned by Wyandotte and Trust), as of October 26, 2007 and as of December 31, 2007.  Dr. Breeden filed a Schedule 13D on April 28, 2008.  The sales reflected in this Amendment No. 1 were effected at the direction of a party to whom the shares were pledged as collateral for a loan.

Item 5.	Interest in Securities of the Issuer.

	(a)	Based on Harrington West's Quarterly Report on Form 10-Q, filed with the SEC on November 16, 2009, there were 7,364,089 shares of Common Stock issued and outstanding as of November 4, 2009.

Dr. Breeden has direct and indirect beneficial ownership of 1,237,284 shares of Common Stock of Harrington West Common Stock, which represents approximately 16.8% of the total issued and outstanding shares of Harrington West.  Wyandotte has direct beneficial ownership of 6,000 shares of Common Stock of Harrington West, which represents approximately .1% of the total issued and outstanding shares of Harrington West Common Stock.  Trust has direct beneficial ownership of 383,202 shares of Common Stock of Harrington West, which represents approximately 5.2% of the total issued and outstanding shares of Harrington West Common Stock.  CFFG has direct beneficial ownership of 268,807 shares of Common Stock of Harrington West, which represents approximately 3.7% of the total issued and outstanding shares of Harrington West Common Stock.

Michael Giarla, a director of CFFG, has direct and indirect beneficial ownership of 131,979 shares of Common Stock of Harrington West, which represents approximately 1.8% of the total issued and outstanding shares of Harrington West Common Stock.  Of these shares, Mr. Giarla has direct beneficial ownership of 96,979 shares of Common Stock, and indirect ownership through the Giarla and Michelson Charitable Foundation (the "Foundation") of 35,000 shares of Common Stock.  However, for purposes of this filing on Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of Mr. Giarla's shares and disclaim the formation of a "group" with Mr. Giarla under Section 13 of the Securities Exchange Act of 1934, as amended, and neither the filing of this Schedule 13D nor any of its content will be deemed to constitute an admission that any of the Reporting Persons are the beneficial owners of any shares of equity securities owned by Mr. Giarla for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)
Dr. Breeden has sole power to vote and dispose of 579,275 shares of Common Stock of Harrington West and shared power to vote and dispose of 671,160 shares of Common Stock of Harrington West.  Wyandotte has shared power to vote and dispose of 6,000 shares of Common Stock of Harrington West.  Trust has shared power to vote and dispose of 383,202 shares of Common Stock of Harrington West.  CFFG has sole power to vote and dispose of 268,807 shares of Common Stock of Harrington West.

	(c)	No transactions in the Issuer’s Common Stock have been effected by the Reporting Persons during the last 60 days except the following transactions.

Reporting Person	Transaction	Date	Quantity	Price Per Unit
Douglas T. Breeden, on behalf of Wyandotte	Sale	01/04/2010	5,000	$0.45
Douglas T. Breeden, on behalf of Wyandotte	Sale	01/05/2010	2,004	$0.41
Douglas T. Breeden, on behalf of Wyandotte	Sale	01/06/2010	10,000	$0.40
Douglas T. Breeden, on behalf of Wyandotte	Sale	01/07/2010	22,624	$0.40
Douglas T. Breeden, on behalf of Wyandotte	Sale	01/08/2010	9,956	$0.40
Douglas T. Breeden, on behalf of Wyandotte	Sale	01/11/2010	28,600	$0.40
Douglas T. Breeden, on behalf of Wyandotte	Sale	01/12/2010	4,400	$0.40
Douglas T. Breeden, on behalf of Wyandotte	Sale	01/14/2010	30,000	$0.40
Douglas T. Breeden, on behalf of Wyandotte	Sale	01/15/2010	13,151	$0.40

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 26, 2008, CFFG entered into a Stock Purchase Agreement with Harrington West, pursuant to which CFFG agreed to acquire from Harrington West in a private transaction (the "Acquisition") 268,807 shares of Common Stock of Harrington West at a price of $7.75 per share (the "Purchase Agreement"). The Acquisition was subject to a number of conditions, including the approval by the Office of Thrift Supervision (the "OTS") of the Acquisition. Pursuant to, among other things, an Agreement between Dr. Breeden and the OTS, dated April 16, 2008 (the "Breeden OTS Agreement") and an Agreement between CFFG and the OTS, dated April 16, 2008 (the "CFFG OTS Agreement", and together with the Breeden OTS Agreement, the "OTS Agreements"), the OTS approved the Acquisition, and on April 23, 2008, the Acquisition was consummated. Copies of the Purchase Agreement, the Breeden OTS Agreement and the CFFG OTS Agreement are attached hereto as Exhibits 99.2, 99.3 and 99.4 respectively, and are incorporated by reference herein.

Purchase Agreement Covenants
Pursuant to the Purchase Agreement, CFFG covenanted as follows (which summary of covenants is qualified in its entirety by the actual covenants set forth in Exhibit 99.2 hereof):
(a)
prior to March 25, 2010, CFFG shall not, without the consent of the board of directors of Harrington West (the "Harrington West Board") (i) directly or indirectly acquire or assist, advise or encourage any other person in acquiring by purchase, tender offer or otherwise, beneficial ownership of more than 24.9% of the issued and outstanding shares of Common Stock (on a fully diluted basis); (ii) enter into any voting trust or other agreement (except as provided herein) with respect to voting any shares of Common Stock directly or beneficially owned by CFFG in any nomination to the Harrington West Board; (iii) make any public announcement with respect to, or submit a proposal for, or offer of, any extraordinary transaction involving Harrington West or any of its securities or assets; or (iv) join with any group, company, association, syndicate or other entity or organization, formal or informal, for the purpose of voting any shares of Common Stock or otherwise controlling or exerting a controlling influence over Harrington West;

(b)
prior to March 25, 2010, CFFG shall not engage, directly or indirectly, in the solicitation of proxies, including the solicitation of written consents, or become a participant in any election contest or any other matter in opposition to the recommendation of the Harrington West Board with respect to any matter submitted to a vote of the shareholders of Harrington West;

(c)
while the restrictions in clause (a) above remain in effect, CFFG shall not, without the prior written consent of the Harrington West Board, sell any of the Purchased Shares to any person or entity if such person or entity would beneficially own more than 10% of the Common Stock outstanding immediately after such sale (except (i) to a director of Harrington West, (ii) to an affiliate of CFFG, or (iii) in a "brokers' transaction" within the meaning of Section 4(4) of the Securities Act of 1933, as amended, or in transactions with a "market maker" as that term is defined in Section 3(a)(38) of the Securities Exchange Act of 1934, as amended); provided that the foregoing provisions of this clause (c) shall not apply to a sale of the Purchased Shares to an underwriter as part of a registered public offering of Harrington West's Common Stock held by Harrington West or to any sale or exchange in response to a tender or exchange offer made by a person or entity who is not an affiliate of CFFG and not acting on CFFG's behalf.

OTS Agreements Covenants

Pursuant to the respective OTS Agreements, each of Dr. Breeden and CFFG agreed to first seek the consent of the OTS before engaging in the following acts with respect to his or its ownership of Common Stock of Harrington West (which summary of restrictions is qualified in its entirety by the actual covenants set forth in Exhibits 99.3 and 99.4):

1.
to seek or accept representation of more than one member of the Harrington West Board or the board of directors of its wholly-owned subsidiary Los Padres Bank, FSB ("Los Padres"), which is a federal savings bank regulated and supervised by the OTS;

2.
to have or seek to have any representative serve as the chairman of the board of directors, or chairman of an executive or similar committee of the Harrington West Board or the board of directors of Los Padres or as president or chief executive officer of Harrington West or Los Padres;

3.	to engage in any intercompany transaction with Harrington West or its affiliates (including Los Padres);

4.
to propose a director in opposition to nominees proposed by the management of Harrington West or Los Padres for the Harrington West Board or the board of directors of Los Padres other than as permitted in clause (1) above;

5.
to solicit proxies or participate in any solicitation of proxies with respect to any matter presented to the stockholders of Harrington West or Los Padres other than in support of, or in opposition to, a solicitation conducted on behalf of management of Harrington West or Los Padres;

6.
to do any of the following, except as necessary solely in connection with Dr. Breeden's or CFFG's, as the case may be, performance of duties as a member of the Harrington West Board or the board of directors of Los Padres:

a.
influence or attempt to influence in any respect the loan and credit decisions or policies of Harrington West or Los Padres, the pricing of services, any personnel decisions, the location of any offices, branching, the hours of operation or similar activities of Harrington West or Los Padres;

b.
influence or attempt to influence the dividend policies and practices of Harrington West or Los Padres or any decisions or policies of Harrington West or Los Padres as to the offering or exchange of any securities;

	c.	seek to amend, or otherwise take action to change, the bylaws, articles of incorporation, or charters of Harrington West or Los Padres;

	d.	exercise, or attempt to exercise, directly or indirectly, control or a controlling influence over the management, policies or business operations of Harrington West or Los Padres; or

	e.	seek or accept access to any non-public information concerning Harrington West or Los Padres.

7.
to refrain from assisting, aiding or abetting any of Harrington West's affiliates or associates that are not parties to his or its respective OTS Agreement to act, or act in concert with any person or company, in a manner which is inconsistent with the terms hereof or which constitutes an attempt to evade the requirements of his or its respective OTS Agreement; and

8.
prior to acquisition of shares of Harrington West which would cause Dr. Breeden's or CFFG's, as the case may be, ownership to exceed 25% of a class of voting stock, (i) to make all required filings under the Savings and Loan Holding Company Act (the "Holding Company Act") and the Change in Control Act (the "Control Act") and (ii) to either obtain approval of the acquisition under the Holding Company Act or receive clearance under the Control Act.

Depending on market conditions, the Reporting Persons may acquire additional shares of Common Stock in Harrington West, subject to the limitations described in this Item 6. Further, the Reporting Persons intend to review their investment in Harrington West on a continuing basis and reserve the right, subject to the limitations disclosed in this Item 6, to acquire additional Harrington West securities in the open market, in privately negotiated transactions or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise, subject in each case to applicable federal securities laws and banking laws, including the six-month holding period to which the shares acquired by CFFG are subject. Any such actions will depend upon, among others, the availability of Harrington West's securities for purchase at satisfactory price levels, the continuing evaluation of the Harrington West's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; bank regulatory restrictions or filings applicable to CFFG; the actions of Harrington West's management and other developments.

Pursuant to the OTS Agreements, each of Dr. Breeden and CFFG represented that he or it, as the case may be, has no intention to manage or control, directly or indirectly, Harrington West, subject to the limitations disclosed in this Item 6. Notwithstanding the foregoing, and as permitted under the OTS Agreements, Dr. Breeden has been nominated to serve as a director on the Board of Harrington West, and the Reporting Persons at present intend to vote their shares of Harrington West Common Stock in favor of Dr. Breeden's election to the Harrington West Board.

Except as otherwise set forth above in this Item 6, and except in connection with Dr. Breeden's duties as a director of Harrington West, should Dr. Breeden be elected to be a director of Harrington West, the Reporting Persons have no present plans or prospects which relate to or would result in any of the actions described in parts (a) through (j) of Item 6 of the Schedule 13D form.

Item 7.	Material to be filed as Exhibits.

Exhibit 99.1	Agreement of Joint Filing, dated April 25, 2008, by and among Douglas T. Breeden, Wyandotte Community Corporation, Breeden Family Trust, and Community First Financial Group, Inc.

Exhibit 99.2	Stock Purchase Agreement, dated as of March 26, 2008, by and among Harrington West Financial Group, Inc. and the persons named on the execution page thereof

Exhibit 99.3	Agreement: Rebuttal of Rebuttable Determination of Control under Part 574 between Douglas T. Breeden and the Office of Thrift Supervision

Exhibit 99.4	Agreement: Rebuttal of Rebuttable Determination of Control under Part 574 between Community First Financial Group, Inc. and the Office of Thrift Supervision

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 21, 2010

/s/ Douglas T. Breeden
DOUGLAS T. BREEDEN

WYANDOTTE COMMUNITY CORPORATION

By:	/s/ Douglas T. Breeden
Douglas T. Breeden
Title:	President and Chairman

BREEDEN FAMILY TRUST

By:	/s/ Douglas T. Breeden
Douglas T. Breeden
Title:	Investment Advisor

COMMUNITY FIRST FINANCIAL GROUP, INC.

By:	/s/ Lawrence T. Loeser
Lawrence T. Loeser
Title:	Chief Executive Officer